Filed by SunTrust Banks, Inc.
pursuant to Rule 425
under the Securities Act of
1933, as amended and deemed
filed under Rule 14a-6
under the Securities Exchange Act
of 1934, as amended

Subject Company: National
Commerce Financial Corporation
Commission File No.: 333-116112

On September 20, 2004, SunTrust Banks, Inc. issued the following press release:

SunTrust and National Commerce Financial Corporation
Announce Preliminary Results of Election Regarding
Merger

ATLANTA, Sept. 20 — SunTrust Banks, Inc. (NYSE: STI) and National Commerce Financial Corporation (NYSE: NCF) today announced the preliminary results of elections made by NCF stockholders as to the form of merger consideration to be received in the pending merger of NCF and SunTrust. Of the 206,366,802 shares of NCF stock outstanding as of September 14, 2004:

•	22,397,182 of the shares, or 10.85 percent, elected to receive cash, — 149,670,468 of the shares, or 72.53 percent, elected to receive SunTrust stock; and

•	34,299,152 of the shares, or 16.62 percent, did not make a valid election.

Based on preliminary election results and the average closing price of SunTrust common stock of $67.90 for the five-day period ending on Friday, September 17, 2004, and applying the proration provisions set forth in the merger agreement, the merger consideration to be received would be as follows:

•	stockholders making an election to receive cash would receive approximately $33.84 in cash (the "cash consideration") per NCF share;

•	stockholders making an election to receive stock would receive 0.4983 shares of SunTrust common stock (the "stock consideration") per NCF share; and

•	non-electing stockholders would receive the cash consideration with respect to approximately 90% of the NCF shares they own and the stock consideration with respect to their remaining NCF shares.

The actual merger consideration will be computed using the formula in the merger agreement and will be based on, among other things, the actual number of shares of National Commerce Financial Corporation common stock outstanding immediately prior to the closing date, the results of the election process, and the value of SunTrust common stock for the five trading days immediately preceding the date of the effective time of the merger. A press release announcing the final merger consideration will be issued after the final merger consideration is determined.

National Commerce Financial Corporation, headquartered in Memphis, Tennessee, is a sales and marketing organization that delivers select financial and consulting services through a national network of banking and non-banking affiliates. With $23 billion in assets, NCF operates almost 500 branches in 14 of the nation's fastest growing metropolitan areas throughout the southeast.

SunTrust Banks, Inc., headquartered in Atlanta, Georgia, is one of the nation's largest commercial banking organizations. As of June 30, 2004, SunTrust had total assets of $128.1 billion and total deposits of $85.5 billion. The company operates through an extensive distribution network primarily in Florida,

Georgia, Maryland, Tennessee, Virginia and the District of Columbia and also serves customers in selected markets nationally. Its primary businesses include deposit, credit, trust and investment services. Through various subsidiaries the company provides credit cards, mortgage banking, insurance, brokerage and capital markets services. SunTrust's Internet address is http://www.suntrust.com.

Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction, which was first mailed to shareholders of SunTrust and NCF on or about August 6,
2004, because it contains important information. Shareholders are also able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about SunTrust and NCF, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to
SunTrust Banks, Inc., 303 Peachtree St., N.E., Atlanta, Georgia 30308; Attention: Investor
Relations; or National Commerce Financial Corporation, One Commerce Square, Memphis,
Tennessee, 38159; Attention: Investor Relations.

The respective directors and executive officers of SunTrust and NCF and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger.
Information regarding SunTrust's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by SunTrust on
March 2, 2004, and information regarding NCF's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by
NCF on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.